

Mail Stop 3720

December 11, 2008

By U.S. Mail and facsimile to (702-804-8250)

Farid Suleman
Chief Executive Officer and Chairman
Citadel Broadcasting Corporation
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, NV 89128

> **RE:** **Citadel Broadcasting Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **and Definitive Proxy Statement Incorporated by Reference**
> **Filed February 29, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 001-31740**

Dear Mr. Suleman:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Components of Expenses, page 49

1.   Please discuss the specific deterioration in the radio marketplace of the ABC Radio Business that contributed to the impairments of your FCC licenses and goodwill. Your discussion should include, but not be limited to, the following: whether you overpaid for the acquired business, what went wrong with the acquired business, what it means to your future business in this marketplace, and any impact the acquired business may have on your future revenues, earnings and cash flows. We note your general disclosure that you may have future non-cash impairments that will have a material impact on your financial condition and results of operations. Please provide us with your proposed disclosures.

Critical Accounting Policies, page 71

Intangible Assets, page 72

2.   We note in the first paragraph on page 73 that you test impairment of both your FCC licenses and goodwill at the reporting unit level. In accordance with paragraph 17 of SFAS 142 and EITF 02-7, you should test your FCC licenses and other indefinite-lived assets at the unit of accounting level. We also note that each geographic market is a reporting unit. Please confirm to us that you test impairment of your FCC licenses at the unit of accounting level and in the future, revise to disclose this fact. Otherwise, tell us why it is appropriate to test impairment of your FCC licenses at the reporting unit level.

3.   In the interest of providing readers with a better insight into management's judgments in accounting for your significant balances goodwill and FCC licenses, you should disclose the following:

- How you determined the reporting unit for goodwill and unit of accounting for FCC licenses and what those units are.
- Each of the valuation methodologies used to value FCC licenses (if multiple approaches are used). For both goodwill and FCC licenses, disclose the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the impairment analysis. We note that you used the income and/or market approach to value goodwill.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used for FCC licenses).

- A quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- How the assumptions and methodologies used for valuing goodwill and FCC licenses in the current year have changed since the prior year highlighting the impact of any changes. If there were no changes, please disclose this fact.

Please provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

Revenue Recognition, page 90

4.   Please tell us and disclose when you recognize revenue for your Radio Network segment, including revenue from the sale of advertising time accumulated from your affiliate stations, advertising revenue when you embed a defined number of advertising units in your syndicated programs, revenue generated from your exclusive sales representation for the ESPN Radio Network, and revenue sharing arrangements. Refer to your basis in accounting literature.

18. Reportable Segments, page 114

5.   We note from page 94 that you determined the fair value of the FCC licenses acquired, but that the allocation of other ABC Radio intangible assets acquired, including goodwill, was preliminary.   In addition, we note that $634.1 million of goodwill related to ABC Radio has not yet been allocated to the operating segments. Please tell us why this goodwill has not been allocated to the operating segments. Also, tell us whether this goodwill was tested for impairment. If not, tell us why. Please tell us whether your goodwill was assigned to the respective reporting units. If so, tell us why these reporting units were not assigned to your operating segments within your reportable segments.   If not, tell us how you were able to test goodwill for impairment if it was not allocated to a reporting unit.

6. Intangible Assets, page 98

6.   We note from the first paragraph on page 100 that you reviewed the estimated fair value of the assets acquired in connection with the Merger as of September 30, 2007, October 1, 2007 (annual impairment testing date), and December 31, 2007. Please tell us if you recognized an impairment charge on October 1, 2007. If so, tell us specifically what assumptions or methodology's changed between September 30, 2007 and October 1, 2007.

7.   Since you had deteriorating events occur that resulted in impairment testing of goodwill and FCC licenses, please tell us if you tested your property, plant and equipment and definite-lived intangibles for impairment. If not, tell why you

were not required to perform an impairment test under SFAS 144. We note that you recognized a non-cash impairment charge of $20.9 million for assets that were required to be transferred into a divestiture trust.

18. Reportable Segments, page 115

8.   Please disclose the amount of goodwill assigned to each reportable segment.

Definitive Proxy Statement Incorporated By Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 18

Peer Group Analyses, page 19

9.   We note that the Compensation Committee reviewed executive compensation market data selected and assembled by an outside consultant from the most recent proxy statements filed by many of the company's peers, and that this compensation data was used as a reference point on which to base, justify or provide a framework for your compensation decisions related to base salary, actual total cash compensation, and total direct compensation. Therefore, in future filings, identify all of the peer companies that are considered for purposes of this benchmarking exercise. For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Annual Bonus Incentives for Named Executive Officers, page 21

10.   In the fourth paragraph of this section, you state that the Committee considered various measures when determining the bonus amounts paid for calendar year 2007, such as operating income, economic profit, and earnings per share. Further, we note in your description of the Senior Executive Annual Bonus Plan contained in your definitive proxy statement filed April 19, 2007 that the Compensation Committee set certain performance goals for the twelve month performance period stated in terms of an "objective formula or standard." In future filings, please disclose the "objective formula or standard" used by the Committee to determine the annual bonus incentives paid for each of the named executive officers. For example, disclose any quantitative/objective performance targets that must be reached for payment to each named executive officer. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.

11.   You state in the first full paragraph on page 22 that the Committee awarded the bonus amounts after "evaluating these measures and determining the extent to which they were satisfied and taking into account certain other factors." In future filings, please provide more analysis as to how the Committee's consideration of these measures resulted in the actual incentive amounts paid for each officer.

Summary Compensation Table, page 26

12.   In your response letter, please provide your analysis as to why you report your annual incentive awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in the Non-Equity Incentive Plan Compensation column. If you will report these annual incentive awards in the Non-Equity Incentive Compensation column in future filings, please state this in your response letter. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarterly Period Ended September 30, 2008

3. Intangible Assets, page 13

13.   We note that you conducted an interim impairment test as of June 30, 2008 because of the "radio marketplace continued to deteriorate and your stock price continued decline throughout the first six months of 2008." Although your revenues and stock price have continued to decline in the third quarter of 2008, it appears that you did not perform an impairment test. We also note that you believe the "fourth quarter revenues will continue to decline as compared to the prior year." Please tell us how you determined that a third quarter impairment test was not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Components of Expenses, page 32

14.   Your disclosure in the fourth paragraph does not discuss specific trends and the potential for future impairments due to market conditions and operational performance. If you expect to have future impairments, you should first disclose that possibility in a period preceding the period in which an impairment is taken. We note that your annual impairment testing date is October 1, 2008 and you filed your 10-Q on November 7, 2008. Please provide us with your proposed disclosures.

Results of Operations, page 37

Non-cash Charge Related to Contractual Obligations, page. 40

15.	Please tell us the nature of the $26.4 million deferred liabilities and tell us why your accounting is appropriate. Refer to your basis in the accounting literature. It is unclear to us why amounts owed to you are considered liabilities.

16.	We note that the "previous remaining unamortized charge of approximately $11.7 million" is being amortized over the remaining life of the original contract terminated in March 2008. Please tell us why your accounting is appropriate. Refer to your basis in the accounting literature.

Liquidity and Capital Resources, page 47

17.	We note your statement "that in the event of a default under the Senior Credit and Term Facility and an acceleration of indebtedness thereunder, we intend to seek additional funding in the credit markets. The current state of the credit and capital markets has resulted in severely constrained liquidity conditions. Continuation of these conditions may impact the Company's ability to obtain additional financing, if necessary, and may increase the Company's costs of borrowing." Given the current state of the economy, please tell us and disclose specific information regarding potential risks associated with your ability to fund operations and debt obligations. Disclose the likelihood for any potential need to fund operations, commitments, and capital expenditures, through additional borrowings. We note the significant decrease in your cash and cash equivalents from December 31, 2007 to September 30, 2008 and your future significant variable interest payments. Please provide us with your proposed disclosures.

18.	Expand your liquidity disclosure to include subsequent events that may impact your liquidity and capital resources. Please provide us with your proposed disclosures.

19.	In the sixth paragraph on page 49 you state that on August 7, 2008, the company received notice from the NYSE that it had fallen below the NYSE's continued listing criteria related to minimum share price. Further, you state that you "currently intend to cure this deficiency and return to compliance…." In your response letter, please describe in detail any action or response that the company has determined to take, or is considering taking, in response to this notice. Include in your response a discussion of whether the share repurchase limitations imposed by the Tax Sharing and Indemnification Agreement, or the covenants contained in the Senior Credit and Term Facility, affect your ability to respond to the NYSE's notice.

Covenants, page 68

20.   We note your disclosure that the Senior Credit and Term Facility contain covenants related to the satisfaction of consolidated maximum net leverage ratio. Please disclose the actual ratios. Also, please be advised that, unless you have determined the likelihood of non-compliance with other covenants or default is remote, you should revise to include actual ratios/actual amounts versus minimum/maximum ratios/amounts permitted under your Senior Credit and Term Facility for such covenants. In addition, please revise to discuss the potential consequences of an acceleration of the indebtedness resulting from not complying with or being able to amend debt covenants in the future. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please provide us with your proposed disclosures.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director